TEVA EXPANDS HYPERTENSION LINE WITH LAUNCH OF GENERIC EXFORGE® TABLETS IN THE
UNITED STATES

Jerusalem, March 31, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announces the launch of the generic equivalent to Exforge® (amlodipine and valsartan) Tablets in four different strengths, in the United States.

Exforge® (amlodipine and valsartan) Tablets are used in the treatment of high blood pressure (hypertension), a chronic condition often without symptoms that is linked to serious health issues such as heart disease and stroke, if not detected early and treated appropriately. With the launch of Amlodipine and Valsartan Tablets, Teva can offer those prescribed Exforge® a generic alternative to help manage their high blood pressure.

Exforge® (amlodipine and valsartan) Tablets had annual sales of approximately $409 million in the United States, according to IMS data as of January 2015.

About Amlodipine and Valsartan Tablets

Amlodipine and Valsartan Tablets are indicated for the treatment of hypertension, to lower blood pressure. Lowering blood pressure reduces the risk of fatal and nonfatal cardiovascular events, primarily strokes and myocardial infarctions. Amlodipine and Valsartan Tablets may be used in patients whose blood pressure is not adequately controlled on either monotherapy. Amlodipine and Valsartan Tablets may also be used as initial therapy in patients who are likely to need multiple drugs to achieve their blood pressure goals.

Important Safety Information

Fetal Toxicity: When pregnancy is detected, discontinue amlodipine and valsartan tablets as soon as possible. Drugs that act directly on the renin-angiotensin system can cause injury and death to the developing fetus.

Do not use Amlodipine and Valsartan Tablets in patients with known hypersensitivity to any component. Do not co-administer aliskiren with Amlodipine and Valsartan Tablets in patients with diabetes.

Excessive hypotension was seen in 0.4% of patients with uncomplicated hypertension treated with Amlodipine and Valsartan Tablets in placebo-controlled studies. Volume depletion should be corrected prior to administration of Amlodipine and Valsartan Tablets. Treatment with Amlodipine and Valsartan Tablets should start under close medical supervision.

Worsening angina and acute myocardial infarction can develop after starting or increasing the dose of amlodipine, particularly in patients with severe obstructive coronary artery disease.

Changes in renal function including acute renal failure can be caused by drugs that inhibit the renin-angiotensin system and by diuretics. Patients whose renal function may depend in part on the activity of the renin-angiotensin system may be at particular risk of developing acute renal failure. Drugs that inhibit the renin-angiotensin system can cause hyperkalemia.

The adverse reactions that occurred in placebo-controlled clinical trials in at least 2% of patients treated with Amlodipine and Valsartan Tablets but at a higher incidence in amlodipine/valsartan patients than placebo included peripheral edema, nasopharyngitis, upper respiratory tract infection, and dizziness.

Please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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